                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.25 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  023650104
                                --------------
                                (CUSIP Number)


                             Victor I. Lewkow, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 August 25, 1994
                                 --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

                                 SCHEDULE 13D

CUSIP No.  023650104
          ____________

_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) |__|
  (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     NA
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
              7   SOLE VOTING POWER

                  NONE
 NUMBER OF
_________________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         NONE
   EACH
_________________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           NONE









__________________________________________________________________
10  SHARED DISPOSITIVE POWER

                  NONE
__________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          NONE
__________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
__________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
__________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
__________________________________________________________________





































                                 SCHEDULE 13D

CUSIP No.  023650104

          -------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AmWest Partners, L.P.
     75-2529331
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) |__|
   (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     NA
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

                  NONE
 NUMBER OF
_________________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         NONE
   EACH
_________________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           NONE
_________________________________________________________________









10  SHARED DISPOSITIVE POWER

                  NONE
___________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          NONE
___________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
___________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
___________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
___________________________________________________________________



































     This amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on May 17, 1994, as amended and supplemented by the amendments thereto filed on May 20, 1994 and July 12, 1994 (the "Schedule 13D") of TPG Partners, L.P ("TPG") and AmWest Partners, L.P. ("AmWest"), with respect to the Common Stock, $0.25 par value (the "Common Stock") of America West Airlines, Inc. (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a), (b) and (e)   The Plan was confirmed by the Bankruptcy Court on
August 10, 1994 and the Company emerged from bankruptcy on August 25, 1994 (the "Effective Date"). In connection therewith, as of the Effective Date, all previously issued outstanding securities of the Company, including without limitation the Common Stock and Preferred Stock, together with any certificate or other instrument evidencing such security (except as otherwise specifically provided for in the Plan of Reorganization) has been deemed void, cancelled and of no further force and effect. The beneficial ownership of securities of New America West by TPG and certain of its affiliates as a result of the transactions contemplated by the Plan are the subject of a separate Schedule 13D being filed jointly by TPG and such affiliates as of the date hereof.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 -- Joint Filing Agreement




























                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  September 6, 1994



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President



                                AMWEST PARTNERS, L.P.

                                By:  AmWest GenPar, Inc.
                                     General Partner

                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President


















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